Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

On July 19, 2007, The PNC Financial Services Group, Inc. (“PNC”) issued a press release and held a conference call for investors regarding PNC’s earnings and business results for the three months ended June 30, 2007. PNC also provided supplementary financial information on its web site, including financial information disclosed in connection with its press release, and provided electronic presentation slides on its web site used in connection with the related investor conference call. Such supplementary financial information and electronic presentation slides consisted of the following:

THE PNC FINANCIAL SERVICES GROUP, INC.

FINANCIAL SUPPLEMENT

SECOND QUARTER 2007

(UNAUDITED)

THE PNC FINANCIAL SERVICES GROUP, INC.

FINANCIAL SUPPLEMENT

SECOND QUARTER 2007

(UNAUDITED)

Page
Consolidated Income Statement	2
Adjusted Condensed Consolidated Income Statement	3
Consolidated Balance Sheet	4
Capital Ratios	4
Results of Businesses
Summary of Business Results and Period-end Employees	5
Retail Banking	6-8
Corporate & Institutional Banking	9
PFPC	10
Efficiency Ratios	11
Details of Net Interest Income, Net Interest Margin, and Trading Revenue	12
Average Consolidated Balance Sheet and Supplemental Average Balance Sheet Information	13-14
Details of Loans	15
Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, and Net Unfunded Commitments	16
Details of Nonperforming Assets	17-18
Glossary of Terms	19-21
Business Segment Descriptions	22

Appendix—Adjusted Condensed Consolidated Income Statement Reconciliations	A1-A4

The information contained in this Financial Supplement is preliminary, unaudited and based on data available on July 19, 2007. We have reclassified certain prior period amounts included in this Financial Supplement to be consistent with the current period presentation. This information speaks only as of the particular date or dates included in the schedules. We do not undertake any obligation to, and disclaim any duty to, correct or update any of the information provided in this Financial Supplement. Our future financial performance is subject to risks and uncertainties as described in our United States Securities and Exchange Commission (“SEC”) filings.

Additional Information About the PNC/Sterling Financial Corporation Transaction

The PNC Financial Services Group, Inc. (“PNC”) and Sterling Financial Corporation (“Sterling Financial”) will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial will be available free of charge from Sterling Financial by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial. Information about the directors and executive officers of Sterling Financial is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

THE PNC FINANCIAL SERVICES GROUP, INC.

Additional Information About the PNC/Yardville National Bancorp Transaction

PNC and Yardville National Bancorp (“Yardville”) have filed with the SEC a Registration Statement on Form S-4 that includes a preliminary version of a proxy statement of Yardville that also constitutes a preliminary prospectus of PNC. The S-4 has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC. Following the S-4 being declared effective by the SEC, Yardville intends to mail the final proxy statement to its shareholders. Such final documents, however, are not currently available. WE URGE INVESTORS TO READ THE FINAL PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents, if and when they become available, free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Yardville will be available free of charge from Yardville by contacting Howard N. Hall, Assistant Treasurer’s Office, 2465 Kuser Road, Hamilton, NJ 08690 or by calling (609) 631-6223.

The directors, executive officers, and certain other members of management and employees of Yardville are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville. Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

Mercantile Acquisition

We completed our acquisition of Mercantile Bankshares Corporation (“Mercantile”) on March 2, 2007 and our financial results include Mercantile from that date. PNC issued approximately 53 million shares of common stock and paid approximately $2.1 billion in cash as consideration for the acquisition, and accounted for the transaction under the purchase method.

BlackRock/MLIM Transaction

As further described in our Annual Report on Form 10-K for the year ended December 31, 2006, on September 29, 2006, Merrill Lynch contributed its investment management business (“MLIM”) to BlackRock, Inc. (“BlackRock”), formerly a majority-owned subsidiary of PNC, in exchange for 65 million shares of newly issued BlackRock common and preferred stock.

For the quarters ended September 30, 2006 and June 30, 2006 and the six months ended June 30, 2006 presented in this Financial Supplement, our Consolidated Income Statement reflects our former majority ownership interest in BlackRock. However, our Consolidated Income Statement for the quarters ended June 30, 2007, March 31, 2007, and December 31, 2006 and the six months ended June 30, 2007 and our Consolidated Balance Sheet as of June 30, 2007, March 31, 2007, December 31, 2006 and September 30, 2006 reflect the September 29, 2006 deconsolidation of BlackRock’s balance sheet amounts and recognize our approximate 34% ownership interest in BlackRock as of those dates as an investment accounted for under the equity method.

We have also provided, for information purposes only, adjusted results in this document to reflect BlackRock as if it had been accounted for under the equity method for all periods presented.

THE PNC FINANCIAL SERVICES GROUP, INC.

Consolidated Income Statement (Unaudited)

	For the six months ended		For the three months ended
In millions, except per share data	June 30 2007	June 30 2006	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Interest Income
Loans	$1,980	$1,544	$1,084	$896	$821	$838	$797
Securities available for sale	665	498	355	310	280	271	255
Other	224	150	115	109	116	94	74

Total interest income	2,869	2,192	1,554	1,315	1,217	1,203	1,126

Interest Expense
Deposits	1,000	706	532	468	450	434	379
Borrowed funds	508	374	284	224	201	202	191

Total interest expense	1,508	1,080	816	692	651	636	570

Net interest income	1,361	1,112	738	623	566	567	556
Provision for credit losses	62	66	54	8	42	16	44

Net interest income less provision for credit losses	1,299	1,046	684	615	524	551	512

Noninterest Income
Asset management	355	890	190	165	149	381	429
Fund servicing	412	431	209	203	249	213	210
Service charges on deposits	169	153	92	77	79	81	80
Brokerage	138	122	72	66	63	61	63
Consumer services	198	183	107	91	93	89	94
Corporate services	335	292	176	159	177	157	157
Equity management gains	34	61	2	32	25	21	54
Net securities gains (losses)	(2)	(12)	1	(3)		(195)	(8)
Trading	81	112	29	52	33	38	55
Net gains (losses) related to BlackRock	51		(1)	52	(12)	2,078
Other	195	183	98	97	113	19	96

Total noninterest income	1,966	2,415	975	991	969	2,943	1,230

Noninterest Expense
Compensation	888	1,113	470	418	442	573	558
Employee benefits	146	163	74	72	55	86	76
Net occupancy	168	162	81	87	69	79	83
Equipment	150	157	79	71	69	77	80
Marketing	50	42	29	21	23	39	22
Other	582	670	307	275	311	313	326

Total noninterest expense	1,984	2,307	1,040	944	969	1,167	1,145

Income before minority interest and income taxes	1,281	1,154	619	662	524	2,327	597
Minority interest in income of BlackRock		41				6	19
Income taxes	399	378	196	203	148	837	197

Net income	$882	$735	$423	$459	$376	$1,484	$381

Earnings Per Common Share
Basic	$2.71	$2.51	$1.24	$1.49	$1.29	$5.09	$1.30
Diluted	$2.67	$2.47	$1.22	$1.46	$1.27	$5.01	$1.28

Average Common Shares Outstanding
Basic	325	292	342	308	291	291	293
Diluted	329	297	346	312	295	296	297

Efficiency	60%	65%	61%	58%	63%	33%	64%
Noninterest income to total revenue	59%	68%	57%	61%	63%	84%	69%
Effective tax rate (a)	31.1%	32.8%	31.7%	30.7%	28.2%	36.0%	33.0%

(a)	The effective tax rates presented are on a GAAP basis. The lower effective tax rate for the first six months of 2007 compared with the first six months of 2006 was primarily due to the deconsolidation of BlackRock effective September 29, 2006. The effective tax rate increased for the second quarter of 2007 primarily as a result of a full-quarter impact of Mercantile. The lower rates for the first quarter of 2007 and the fourth quarter of 2006 reflect the impact of the deconsolidation of BlackRock and certain tax adjustments in both periods. The higher effective rate for the third quarter of 2006 was primarily due to the impact of the gain on the BlackRock/MLIM transaction and a $57 million cumulative adjustment to deferred taxes made in the same quarter in connection with that transaction.

THE PNC FINANCIAL SERVICES GROUP, INC.

Adjusted Condensed Consolidated Income Statement (Unaudited) (a)

For the six months ended - in millions	June 30 2007	June 30 2006
Net Interest Income
Net interest income	$1,361	$1,105
Provision for credit losses	62	66

Net interest income less provision for credit losses	1,299	1,039

Noninterest Income
Asset management	358	257
Other	1,560	1,492

Total noninterest income	1,918	1,749

Noninterest Expense
Compensation and benefits	1,023	907
Other	935	839

Total noninterest expense	1,958	1,746

Income before income taxes	1,259	1,042
Income taxes	391	299

Net income	$868	$743

For the three months ended - in millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Net Interest Income
Net interest income	$738	$623	$566	$564	$552
Provision for credit losses	54	8	42	16	44

Net interest income less provision for credit losses	684	615	524	548	508

Noninterest Income
Asset management	191	167	159	122	129
Other	786	774	832	710	789

Total noninterest income	977	941	991	832	918

Noninterest Expense
Compensation and benefits	535	488	497	461	457
Other	490	445	472	411	424

Total noninterest expense	1,025	933	969	872	881

Income before income taxes	636	623	546	508	545
Income taxes	202	189	155	128	159

Net income	$434	$434	$391	$380	$386

(a)	This schedule is provided for informational purposes only and reflects historical consolidated financial information of PNC (1) with amounts adjusted for the impact of certain specified items and (2) as if we had recorded our investment in BlackRock on the equity method for all periods presented. See Appendix to Financial Supplement for reconciliations of these amounts to the corresponding GAAP amounts for each of the periods presented. We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of these items on our results for these periods, in addition to providing a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact of deconsolidation on various components of our income statement. Adjusted information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results.

THE PNC FINANCIAL SERVICES GROUP, INC.

Consolidated Balance Sheet (Unaudited)

In millions, except par value	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Assets
Cash and due from banks	$3,177	$3,234	$3,523	$3,018	$3,438
Federal funds sold and resale agreements	1,824	1,604	1,763	2,818	675
Other short-term investments, including trading securities	3,667	3,041	3,130	2,718	2,005
Loans held for sale	2,562	2,382	2,366	4,317	2,165
Securities available for sale	25,903	26,475	23,191	19,512	21,724
Loans, net of unearned income of $1,004, $1,005, $795, $815, and $828	64,714	62,925	50,105	48,900	50,548
Allowance for loan and lease losses	(703)	(690)	(560)	(566)	(611)

Net loans	64,011	62,235	49,545	48,334	49,937
Goodwill	7,745	7,739	3,402	3,418	3,636
Other intangible assets	913	929	641	590	862
Equity investments	5,584	5,408	5,330	5,130	1,461
Other	10,265	9,516	8,929	8,581	9,011

Total assets	$125,651	$122,563	$101,820	$98,436	$94,914

Liabilities
Deposits
Noninterest-bearing	$18,302	$18,191	$16,070	$14,840	$14,434
Interest-bearing	58,919	59,176	50,231	49,732	49,059

Total deposits	77,221	77,367	66,301	64,572	63,493
Borrowed funds
Federal funds purchased	7,212	5,638	2,711	3,475	3,320
Repurchase agreements	2,805	2,586	2,051	2,275	2,136
Bank notes and senior debt	7,537	4,551	3,633	2,177	3,503
Subordinated debt	4,226	4,628	3,962	4,436	4,329
Other	2,736	3,053	2,671	2,332	2,363

Total borrowed funds	24,516	20,456	15,028	14,695	15,651
Allowance for unfunded loan commitments and letters of credit	125	121	120	117	103
Accrued expenses	3,663	3,864	3,970	3,855	2,635
Other	4,252	4,649	4,728	4,031	3,573

Total liabilities	109,777	106,457	90,147	87,270	85,455

Minority and noncontrolling interests in consolidated entities	1,370	1,367	885	408	632

Shareholders’ Equity
Preferred stock (a)
Common stock—$5 par value
Authorized 800 shares, issued 353 shares	1,764	1,764	1,764	1,764	1,764
Capital surplus	2,606	2,520	1,651	1,628	1,325
Retained earnings	11,339	11,134	10,985	10,771	9,449
Accumulated other comprehensive loss	(439)	(162)	(235)	(109)	(510)
Common stock held in treasury at cost: 11, 7, 60, 59, and 58 shares	(766)	(517)	(3,377)	(3,296)	(3,201)

Total shareholders’ equity	14,504	14,739	10,788	10,758	8,827

Total liabilities, minority and noncontrolling interests, and shareholders’ equity	$125,651	$122,563	$101,820	$98,436	$94,914

Capital Ratios
Tier 1 risk-based (b)	8.1%	8.6%	10.4%	10.4%	8.8%
Total risk-based (b)	11.6	12.2	13.5	13.6	12.4
Leverage (b)	7.3	8.7	9.3	9.4	7.7
Tangible common equity	5.5	5.8	7.4	7.5	5.2
Common shareholders’ equity to assets	11.5	12.0	10.6	10.9	9.3

(a)	Less than $.5 million at each date.
(b)	The ratios for June 30, 2007 are estimated.

THE PNC FINANCIAL SERVICES GROUP, INC.

Summary of Business Results and Period-end Employees (Unaudited)

Three months ended – in millions (a) (c) Earnings	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Retail Banking (b)	$227	$201	$184	$206	$185
Corporate & Institutional Banking (b)	122	132	126	111	115
PFPC	32	31	31	40	26
Other, including BlackRock (b) (c)	42	95	35	1,127	55

Total consolidated net income	$423	$459	$376	$1,484	$381

Revenue (d)

Retail Banking (b)	$978	$839	$799	$791	$782
Corporate & Institutional Banking (b)	381	370	390	352	378
PFPC (e)	208	200	194	186	186
Other, including BlackRock (b) (c)	154	211	157	2,188	446

Total consolidated revenue	$1,721	$1,620	$1,540	$3,517	$1,792

(a)	This summary also serves as a reconciliation of total earnings and revenue for all businesses to total consolidated net income and revenue. Our business information is presented based on our management accounting practices and our management structure. We refine our methodologies from time to time as our management accounting practices are enhanced and our businesses and management structure change.
(b)	Amounts for the second quarter of 2007 and the first quarter of 2007 subsequent to March 2, 2007 include the impact of Mercantile.
(c)	We consider BlackRock to be a separate reportable business segment but have combined its results with Other for this presentation. Our Quarterly Report on Form 10-Q for the second quarter of 2007 will provide additional business segment disclosures for BlackRock.
(d)	Business revenue is presented on a taxable-equivalent basis. The interest income earned on certain earning assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. To provide more meaningful comparisons of yields and margins for all earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on other taxable investments. This adjustment is not permitted under GAAP on the Consolidated Income Statement. The following is a reconciliation of total consolidated revenue on a book (GAAP) basis to total consolidated revenue on a taxable-equivalent basis (in millions):

	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Total consolidated revenue, book (GAAP) basis	$1,713	$1,614	$1,535	$3,510	$1,786
Taxable-equivalent adjustment	8	6	5	7	6

Total consolidated revenue, taxable-equivalent basis	$1,721	$1,620	$1,540	$3,517	$1,792

(e)	PFPC revenue represents the sum of servicing revenue and nonoperating income (expense) less debt financing costs. Prior period servicing revenue amounts have been reclassified to conform with the current period presentation.

Period-end Employees	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Full-time employees:
Retail Banking	11,804	11,838	9,549	9,531	9,674
Corporate & Institutional Banking	2,084	2,038	1,936	1,925	1,899
PFPC	4,522	4,400	4,381	4,317	4,314
Other, including BlackRock
Operations & Technology	4,501	4,493	3,909	3,927	3,919
Staff Services	2,115	2,059	1,680	1,674	1,668

BlackRock					2,317
Total Other	6,616	6,552	5,589	5,601	7,904

Total full-time employees	25,026	24,828	21,455	21,374	23,791
Total part-time employees	3,028	2,867	2,328	2,165	2,241

Total employees	28,054	27,695	23,783	23,539	26,032

The period-end employee statistics disclosed for each business reflect staff directly employed by the respective business and exclude operations, technology and staff services employees. Employees are shown for BlackRock only at June 30, 2006, as we deconsolidated BlackRock effective September 29, 2006. Mercantile employees are included in the Retail Banking, Corporate & Institutional Banking, and Other businesses at June 30, 2007 and March 31, 2007, respectively. PFPC employee statistics are provided on a legal entity basis.

THE PNC FINANCIAL SERVICES GROUP, INC.

Retail Banking (Unaudited)

Three months ended Taxable-equivalent basis (a) Dollars in millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
INCOME STATEMENT
Net interest income	$535	$452	$419	$427	$424
Noninterest income	443	387	380	364	358

Total revenue	978	839	799	791	782
Provision for credit losses	37	23	35	9	28
Noninterest expense	579	496	471	456	460

Pretax earnings	362	320	293	326	294
Income taxes	135	119	109	120	109

Earnings	$227	$201	$184	$206	$185

AVERAGE BALANCE SHEET
Loans
Consumer
Home equity	$14,237	$13,881	$13,807	$13,849	$13,816
Indirect	2,036	1,480	1,133	1,069	1,019
Other consumer	1,596	1,490	1,322	1,221	1,202

Total consumer	17,869	16,851	16,262	16,139	16,037
Commercial	13,678	8,201	5,907	5,821	5,715
Floor plan	1,037	952	853	854	964
Residential mortgage	2,038	1,781	1,031	1,509	1,577
Other	235	233	234	250	248

Total loans	34,857	28,018	24,287	24,573	24,541
Goodwill and other intangible assets	5,737	2,942	1,574	1,580	1,586
Loans held for sale	1,554	1,562	1,505	1,513	1,535
Other assets	2,626	1,927	1,671	1,640	1,621

Total assets	$44,774	$34,449	$29,037	$29,306	$29,283

Deposits
Noninterest-bearing demand	$11,065	$8,871	$7,834	$7,848	$7,908
Interest-bearing demand	9,097	8,354	7,865	7,787	7,950
Money market	17,100	15,669	14,822	14,832	14,697
Total transaction deposits	37,262	32,894	30,521	30,467	30,555
Savings	2,981	2,243	1,877	1,976	2,109
Certificates of deposit	17,531	15,738	14,694	14,053	13,560
Total deposits	57,774	50,875	47,092	46,496	46,224
Other liabilities	679	708	598	515	537
Capital	3,724	3,287	3,034	2,988	2,979

Total funds	$62,177	$54,870	$50,724	$49,999	$49,740

PERFORMANCE RATIOS
Return on average capital	24%	25%	24%	27%	25%
Noninterest income to total revenue	45	46	48	46	46
Efficiency	59	59	59	58	59

(a)	See notes (a), (b) and (d) on page 5.

THE PNC FINANCIAL SERVICES GROUP, INC.

Retail Banking (Unaudited) (Continued)

Three months ended	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
OTHER INFORMATION, INCLUDING MERCANTILE (a) (b)
Credit-related statistics:
Nonperforming assets	$140	$123	$106	$95	$104
Net charge-offs	$25	$27	$21	$31	$19
Annualized net charge-off ratio	.29%	.39%	.34%	.50%	.31%

Other statistics:
Full-time employees	11,804	11,838	9,549	9,531	9,674
Part-time employees	2,360	2,224	1,829	1,660	1,526
ATMs	3,917	3,862	3,581	3,594	3,553
Branches (c)	1,084	1,077	852	848	846

ASSETS UNDER ADMINISTRATION (in billions) (d)
Assets under management
Personal	$55	$54	$44	$42	$40
Institutional	22	22	10	10	10

Total	$77	$76	$54	$52	$50

Asset Type
Equity	$43	$41	$34	$32	$31
Fixed income	20	20	12	12	12
Liquidity/Other	14	15	8	8	7

Total	$77	$76	$54	$52	$50

Nondiscretionary assets under administration
Personal	$30	$31	$25	$27	$25
Institutional	81	80	61	62	60

Total	$111	$111	$86	$89	$85

Asset Type
Equity	$47	$42	$33	$32	$31
Fixed income	28	28	24	27	26
Liquidity/Other	36	41	29	30	28

Total	$111	$111	$86	$89	$85

(a)	Presented as of period-end, except for net charge-offs and annualized net charge-off ratio.
(b)	Amounts subsequent to March 2, 2007 include the impact of Mercantile.
(c)	Excludes certain satellite branches that provide limited products and service hours.
(d)	Excludes brokerage account assets.

THE PNC FINANCIAL SERVICES GROUP, INC.

Retail Banking (Unaudited) (Continued)

Three months ended Dollars in millions except as noted	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
OTHER INFORMATION, EXCLUDING MERCANTILE (a) (b)
Home equity portfolio credit statistics:
% of first lien positions	42%	43%	43%	44%	45%
Weighted average loan-to-value ratios	70%	70%	70%	69%	69%
Weighted average FICO scores (c)	727	726	728	728	728
Loans 90 days past due	.26%	.25%	.24%	.22%	.21%

Checking-related statistics:
Retail Banking checking relationships	1,967,000	1,962,000	1,954,000	1,958,000	1,956,000
Consumer DDA households using online banking	975,000	960,000	938,000	920,000	897,000
% of consumer DDA households using online banking	55%	54%	53%	52%	51%
Consumer DDA households using online bill payment	505,000	450,000	404,000	361,000	305,000
% of consumer DDA households using online bill payment	29%	25%	23%	20%	17%

Small business loans and managed deposits:
Small business loans	$5,365	$5,218	$5,101	$5,023	$4,882
Managed deposits:
On-balance sheet
Noninterest-bearing demand	$4,224	$4,236	$4,387	$4,370	$4,319
Interest-bearing demand	1,543	1,627	1,724	1,545	1,392
Money market	2,563	2,629	2,755	2,658	2,617
Certificates of deposit	647	746	802	647	574
Off-balance sheet (d)
Small business sweep checking	1,935	1,833	1,812	1,676	1,532

Total managed deposits	$10,912	$11,071	$11,480	$10,896	$10,434

Brokerage statistics:
Margin loans	$162	$166	$163	$170	$194
Financial consultants (e)	767	757	758	752	775
Full service brokerage offices	99	99	99	99	100
Brokerage account assets (billions)	$47	$46	$46	$44	$43

Other statistics:
Gains on sales of education loans (f)	$5	$3	$11	$11	$7

(a)	Presented as of period-end, except for gains on sales of education loans and small business loans and managed deposits, which are for the three months ended.
(b)	Amounts exclude the impact of Mercantile, which we acquired effective March 2, 2007.
(c)	Represents the most recent FICO scores we have on file.
(d)	Represents small business balances, a portion of which are calculated on a one-month lag. These balances are swept into liquidity products managed by other PNC business segments, the majority of which are off-balance sheet.
(e)	Financial consultants provide services in full service brokerage offices and PNC traditional branches.
(f)	Included in “Noninterest income” on page 6.

THE PNC FINANCIAL SERVICES GROUP, INC.

Corporate & Institutional Banking (Unaudited)

Three months ended Taxable-equivalent basis (a) Dollars in millions except as noted	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
INCOME STATEMENT
Net interest income	$194	$183	$186	$178	$169
Noninterest income
Corporate service fees	139	127	149	131	133
Other	48	60	55	43	76

Noninterest income	187	187	204	174	209

Total revenue	381	370	390	352	378
Provision for (recoveries of) credit losses	17	(16)	6	7	17
Noninterest expense	192	193	199	181	191

Pretax earnings	172	193	185	164	170
Income taxes	50	61	59	53	55

Earnings	$122	$132	$126	$111	$115

AVERAGE BALANCE SHEET
Loans
Corporate (b)	$9,274	$8,909	$8,885	$8,670	$8,692
Commercial real estate	3,555	3,253	3,143	2,953	2,760
Commercial—real estate related	3,736	2,733	2,189	2,476	2,484
Asset-based lending	4,562	4,513	4,594	4,563	4,452

Total loans (b)	21,127	19,408	18,811	18,662	18,388
Goodwill and other intangible assets	1,837	1,544	1,399	1,366	1,328
Loans held for sale	982	1,302	965	865	875
Other assets	4,531	4,244	4,550	4,288	3,978

Total assets	$28,477	$26,498	$25,725	$25,181	$24,569

Deposits
Noninterest-bearing demand	$6,953	$7,083	$7,210	$6,817	$6,353
Money market	4,653	4,530	3,644	2,678	2,168
Other	1,113	926	921	995	933

Total deposits	12,719	12,539	11,775	10,490	9,454
Other liabilities	2,960	2,850	3,093	2,967	2,826
Capital	2,050	2,064	1,935	1,735	1,882

Total funds	$17,729	$17,453	$16,803	$15,192	$14,162

PERFORMANCE RATIOS
Return on average capital	24%	26%	26%	25%	25%
Noninterest income to total revenue	49	51	52	49	55
Efficiency	50	52	51	51	51

COMMERCIAL MORTGAGE
SERVICING PORTFOLIO (in billions)
Beginning of period	$206	$200	$180	$151	$140
Acquisitions/additions	28	16	33	37	19
Repayments/transfers	(12)	(10)	(13)	(8)	(8)

End of period	$222	$206	$200	$180	$151

OTHER INFORMATION
Consolidated revenue from: (c)
Treasury Management	$114	$110	$107	$106	$104
Capital Markets	$76	$67	$79	$64	$76
Midland Loan Services	$56	$54	$53	$47	$42
Total loans (d)	$21,662	$21,193	$18,957	$19,265	$18,758
Nonperforming assets (d)	$100	$77	$63	$94	$125
Net charge-offs	$7	$9	$24	$14	$12
Full-time employees (d)	2,084	2,038	1,936	1,925	1,899
Net gains on commercial mortgage loan sales	$9	$15	$18	$12	$18
Net carrying amount of commercial mortgage servicing rights (d)	$493	$487	$471	$414	$385

(a)	See notes (a), (b) and (d) on page 5.
(b)	Includes lease financing.
(c)	Represents consolidated PNC amounts.
(d)	Presented as of period end.

THE PNC FINANCIAL SERVICES GROUP, INC.

PFPC (Unaudited) (a)

Three months ended Dollars in millions except as noted	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
INCOME STATEMENT
Servicing revenue (b)	$216	$208	$203	$196	$196
Operating expense (b)	158	153	146	144	145

Operating income	58	55	57	52	51
Debt financing	9	10	10	11	11
Nonoperating income (c)	1	2	1	1	1

Pretax earnings	50	47	48	42	41
Income taxes (d)	18	16	17	2	15

Earnings	$32	$31	$31	$40	$26

PERIOD-END BALANCE SHEET
Goodwill and other intangible assets	$1,005	$1,008	$1,012	$1,015	$1,018
Other assets	1,395	1,370	1,192	1,038	1,398

Total assets	$2,400	$2,378	$2,204	$2,053	$2,416

Debt financing	$734	$760	$792	$813	$852
Other liabilities	1,109	1,091	917	772	1,137
Shareholder’s equity	557	527	495	468	427

Total funds	$2,400	$2,378	$2,204	$2,053	$2,416

PERFORMANCE RATIOS
Return on average equity	24%	25%	26%	35%	25%
Operating margin (e)	27	26	28	27	26

SERVICING STATISTICS (at period end)
Accounting/administration net fund assets (in billions)
Domestic	$765	$731	$746	$695	$671
Offshore	103	91	91	79	72

Total	$868	$822	$837	$774	$743

Asset type (in billions)
Money market	$286	$280	$281	$260	$247
Equity	373	352	354	331	317
Fixed income	118	111	117	111	110
Other (f)	91	79	85	72	69

Total	$868	$822	$837	$774	$743

Custody fund assets (in billions)	$467	$435	$427	$399	$389

Shareholder accounts (in millions)
Transfer agency	20	18	18	18	18
Subaccounting	50	50	50	48	47

Total	70	68	68	66	65

OTHER INFORMATION
Period-end full-time employees	4,522	4,400	4,381	4,317	4,314

(a)	See note (a) on page 5.
(b)	Certain out-of-pocket expense items which are then client billable are included in both servicing revenue and operating expense above, but offset each other entirely and therefore have no net effect on operating income. Distribution revenue and expenses which relate to 12b-1 fees that PFPC receives from certain fund clients for the payment of marketing, sales and service expenses also entirely offset each other, but are netted for presentation purposes above. Prior period amounts have been reclassified to conform with the current period presentation.
(c)	Net of nonoperating expense.
(d)	Income taxes for the quarter ended September 30, 2006 included the benefit of a $13.5 million reversal of deferred taxes related to foreign subsidiary earnings.
(e)	Total operating income divided by total servicing revenue.
(f)	Includes alternative investment net assets serviced.

THE PNC FINANCIAL SERVICES GROUP, INC.

Efficiency Ratios (Unaudited)

	Three months ended
	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Efficiency, as reported (a)	61%	58%	63%	33%	64%
Efficiency, as adjusted (b)	60%	60%	62%	62%	60%

(a)	Calculated as noninterest expense divided by the sum of net interest income and noninterest income on the Consolidated Income Statement.
(b)	Calculated as PNC’s efficiency ratio adjusted (1) for the impact of certain specified items, and (2) as if we had recorded our investment in BlackRock on the equity method for all periods presented. We have provided these adjusted amounts and reconciliations so that shareholders, investor analysts, regulators and others will be better able to evaluate the impact of these items on our “as reported” efficiency ratio for these periods, in addition to providing a basis of comparability for the impact of the BlackRock deconsolidation. Amounts used for these adjusted ratios are reconciled to amounts used in the PNC efficiency ratio as reported (GAAP basis).

	Three months ended
Dollars in millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Reconciliation of GAAP amounts with amounts used in the calculation of the adjusted efficiency ratio:
GAAP basis—net interest income	$738	$623	$566	$567	$556
Adjustment to net interest income: BlackRock equity method (c)				(3)	(4)

Adjusted net interest income	$738	$623	$566	$564	$552

GAAP basis—noninterest income	$975	$991	$969	$2,943	$1,230
Adjustments:
Gain on BlackRock/MLIM transaction				(2,078)
Securities portfolio rebalancing loss				196
Mortgage loan portfolio repositioning loss				48
Integration costs	1	2	10
BlackRock LTIP	1	(52)	12
BlackRock equity method (c)				(277)	(312)

Adjusted noninterest income	$977	$941	$991	$832	$918

Adjusted total revenue	$1,715	$1,564	$1,557	$1,396	$1,470

GAAP basis—noninterest expense	$1,040	$944	$969	$1,167	$1,145
Adjustments:
Integration costs	(15)	(11)		(72)	(13)
BlackRock equity method (c)				(223)	(251)

Adjusted noninterest expense	$1,025	$933	$969	$872	$881

Adjusted efficiency ratio	60%	60%	62%	62%	60%

(c)	See Appendix to Financial Supplement.

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Net Interest Income, Net Interest Margin, and Trading Revenue (Unaudited)

	Three months ended
Net Interest Income In millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Interest income, taxable equivalent basis
Loans	$1,088	$899	$824	$841	$801
Securities available for sale	355	310	279	272	255
Other	119	112	119	97	76

Total interest income	1,562	1,321	1,222	1,210	1,132

Interest expense
Deposits	532	468	450	434	379
Borrowed funds	284	224	201	202	191

Total interest expense	816	692	651	636	570

Net interest income, taxable-equivalent basis	746	629	571	574	562
Less: Taxable-equivalent adjustment	8	6	5	7	6

Net interest income, GAAP basis	$738	$623	$566	$567	$556

	Three months ended
Net Interest Margin	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Average yields/rates
Yield on interest-earning assets
Loans	6.81%	6.68%	6.63%	6.59%	6.38%
Securities available for sale	5.37	5.31	5.27	5.01	4.76
Other	5.94	5.83	5.56	5.78	5.23
Total yield on interest-earning assets	6.35	6.23	6.15	6.09	5.84
Rate on interest-bearing liabilities
Deposits	3.52	3.52	3.54	3.43	3.11
Borrowed funds	5.28	5.33	5.39	5.40	5.06
Total rate on interest-bearing liabilities	3.98	3.95	3.97	3.88	3.56

Interest rate spread	2.37	2.28	2.18	2.21	2.28
Impact of noninterest-bearing sources	.66	.67	.70	.68	.62

Net interest margin	3.03%	2.95%	2.88%	2.89%	2.90%

	Three months ended
Trading Revenue (a) In millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Net interest income (expense)	$1		$(2)	$(1)	$(3)
Noninterest income	29	$52	33	38	55

Total trading revenue	$30	$52	$31	$37	$52

Securities underwriting and trading (b)	$8	$9	$11	$7	$6
Foreign exchange	13	14	13	11	17
Financial derivatives	9	29	7	19	29

Total trading revenue	$30	$52	$31	$37	$52

(a)	See pages 13-14 for disclosure of average trading assets and liabilities.
(b)	Includes changes in fair value for certain loans accounted for at fair value. See page 13 for disclosure of average loans at fair value.

THE PNC FINANCIAL SERVICES GROUP, INC.

Average Consolidated Balance Sheet (Unaudited)

Three months ended - in millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Assets
Interest-earning assets:
Securities available for sale
Residential mortgage-backed	$19,280	$17,198	$16,082	$15,282	$14,247
Commercial mortgage-backed	3,646	3,338	2,640	2,182	2,348
Asset-backed	2,531	1,876	1,561	1,457	1,170
U.S. Treasury and government agencies	344	394	441	2,285	3,181
State and municipal	203	162	140	144	152
Other debt	33	79	89	90	88
Corporate stocks and other	383	347	277	259	230

Total securities available for sale (a)	26,420	23,394	21,230	21,699	21,416
Loans, net of unearned income
Commercial	24,652	21,479	20,458	20,431	20,348
Commercial real estate	9,513	5,478	3,483	3,268	3,071
Lease financing	2,566	2,534	2,789	2,790	2,761
Consumer	17,886	16,865	16,272	16,150	16,049
Residential mortgage	8,527	7,173	5,606	7,332	7,353
Other	411	527	385	367	354

Total loans, net of unearned income	63,555	54,056	48,993	50,338	49,936
Loans held for sale	2,611	2,955	3,167	2,408	2,411
Federal funds sold and resale agreements	1,832	2,092	2,049	1,401	613
Other	3,606	2,735	3,198	2,805	2,795

Total interest-earning assets	98,024	85,232	78,637	78,651	77,171
Noninterest-earning assets:
Allowance for loan and lease losses	(692)	(612)	(557)	(609)	(600)
Cash and due from banks	2,991	2,945	2,999	3,161	3,140
Other	22,997	19,857	17,969	14,142	13,736

Total assets	$123,320	$107,422	$99,048	$95,345	$93,447

Supplemental Average Balance Sheet Information

Trading Assets
Securities (b)	$2,144	$1,569	$2,111	$1,460	$1,477
Resale agreements (c)	1,247	820	1,247	537	378
Financial derivatives (d)	1,221	1,115	1,209	1,220	1,251
Loans at fair value (d)	161	193	172	168	170

Total trading assets	$4,773	$3,697	$4,739	$3,385	$3,276

(a)	Average securities held to maturity totaled less than $.5 million for each of the periods presented and are included in the “Other debt” category above.
(b)	Included in “Interest-earning assets-Other” above.
(c)	Included in “Federal funds sold and resale agreements” above.
(d)	Included in “Noninterest-earning assets-Other” above.

THE PNC FINANCIAL SERVICES GROUP, INC.

Average Consolidated Balance Sheet (Unaudited) (Continued)

Three months ended - in millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Liabilities, Minority and Noncontrolling Interests, and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits
Money market	$23,979	$22,503	$20,879	$20,565	$19,019
Demand	9,494	8,671	8,143	8,075	8,229
Savings	2,988	2,250	1,882	2,021	2,177
Retail certificates of deposit	17,426	15,691	14,837	14,209	13,686
Other time	2,297	1,623	1,355	1,467	1,323
Time deposits in foreign offices	4,220	3,129	3,068	3,712	4,276

Total interest-bearing deposits	60,404	53,867	50,164	50,049	48,710
Borrowed funds
Federal funds purchased	6,102	4,533	3,167	3,831	2,715
Repurchase agreements	2,507	1,858	2,264	2,027	2,226
Bank notes and senior debt	5,681	4,182	2,757	2,801	3,145
Subordinated debt	4,466	4,370	4,361	4,436	4,437
Other	2,565	1,877	2,161	1,627	2,504

Total borrowed funds	21,321	16,820	14,710	14,722	15,027

Total interest-bearing liabilities	81,725	70,687	64,874	64,771	63,737
Noninterest-bearing liabilities, minority and noncontrolling interests, and shareholders’ equity:
Demand and other noninterest-bearing deposits	17,824	15,807	14,827	14,549	13,926
Allowance for unfunded loan commitments and letters of credit	121	126	117	104	103
Accrued expenses and other liabilities	7,655	7,961	7,882	6,346	6,305
Minority and noncontrolling interests in consolidated entities	1,367	893	542	640	631
Shareholders’ equity	14,628	11,948	10,806	8,935	8,745

Total liabilities, minority and noncontrolling interests, and shareholders’ equity	$123,320	$107,422	$99,048	$95,345	$93,447

Supplemental Average Balance Sheet Information

Deposits and Common Shareholders’ Equity
Interest-bearing deposits	$60,404	$53,867	$50,164	$50,049	$48,710
Demand and other noninterest-bearing deposits	17,824	15,807	14,827	14,549	13,926

Total deposits	$78,228	$69,674	$64,991	$64,598	$62,636

Transaction deposits	$51,297	$46,981	$43,849	$43,189	$41,174

Common shareholders’ equity	$14,621	$11,941	$10,799	$8,928	$8,738

Trading Liabilities
Securities sold short (a)	$1,431	$1,264	$1,553	$867	$769
Repurchase agreements and other borrowings (b)	669	363	1,096	708	641
Financial derivatives (c)	1,230	1,126	1,156	1,151	1,200
Borrowings at fair value (c)	40	39	34	40	48

Total trading liabilities	$3,370	$2,792	$3,839	$2,766	$2,658

(a)	Included in “Borrowed funds-Other” above.
(b)	Included in “Borrowed funds-Repurchase agreements” and “Borrowed funds-Other” above.
(c)	Included in “Accrued expenses and other liabilities” above.

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Loans (Unaudited)

Loans

Period ended - in millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Commercial
Retail/wholesale	$5,908	$5,940	$5,301	$5,245	$5,393
Manufacturing	4,371	4,419	4,189	4,318	4,164
Other service providers	2,963	2,879	2,186	2,155	2,179
Real estate related	4,443	4,364	2,825	3,000	2,903
Financial services	1,500	1,509	1,324	1,423	1,479
Health care	1,023	959	707	685	641
Other	4,538	4,456	4,052	3,858	3,805

Total commercial	24,746	24,526	20,584	20,684	20,564

Commercial real estate
Real estate projects	8,962	8,963	2,716	2,691	2,438
Mortgage	567	602	816	794	768

Total commercial real estate	9,529	9,565	3,532	3,485	3,206

Equipment lease financing	3,587	3,527	3,556	3,609	3,583

Total commercial lending	37,862	37,618	27,672	27,778	27,353

Consumer
Home equity	14,268	14,263	13,749	13,876	13,853
Automobile	1,962	1,956	1,135	1,061	1,008
Other	1,804	1,769	1,631	1,419	1,388

Total consumer	18,034	17,988	16,515	16,356	16,249

Residential mortgage	9,440	7,960	6,337	5,234	7,416
Other	382	364	376	347	358
Unearned income	(1,004)	(1,005)	(795)	(815)	(828)

Total, net of unearned income	$64,714	$62,925	$50,105	$48,900	$50,548

THE PNC FINANCIAL SERVICES GROUP, INC.

Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, and Net Unfunded Commitments (Unaudited)

Change in Allowance for Loan and Lease Losses

Three months ended - in millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Beginning balance	$690	$560	$566	$611	$597
Charge-offs
Commercial	(27)	(31)	(23)	(39)	(30)
Commercial real estate	(1)		(1)	(2)
Equipment lease financing			(14)
Consumer	(15)	(17)	(15)	(13)	(12)
Residential mortgage			(1)	(2)

Total charge-offs	(43)	(48)	(54)	(56)	(42)
Recoveries
Commercial	8	7	3	6	4
Commercial real estate	1		1
Equipment lease financing			1		4
Consumer	2	5	4	3	4

Total recoveries	11	12	9	9	12
Net recoveries (charge-offs)
Commercial	(19)	(24)	(20)	(33)	(26)
Commercial real estate				(2)
Equipment lease financing			(13)		4
Consumer	(13)	(12)	(11)	(10)	(8)
Residential mortgage			(1)	(2)

Total net charge-offs	(32)	(36)	(45)	(47)	(30)
Provision for credit losses	54	8	42	16	44
Acquired allowance—Mercantile	(5)	142
Net change in allowance for unfunded loan commitments and letters of credit	(4)	16	(3)	(14)

Ending balance	$703	$690	$560	$566	$611

Supplemental Information
Commercial lending net charge-offs (a)	$(19)	$(24)	$(33)	$(35)	$(22)
Consumer lending net charge-offs (b)	(13)	(12)	(12)	(12)	(8)

Total net charge-offs	$(32)	$(36)	$(45)	$(47)	$(30)
Net charge-offs to average loans
Commercial lending	.21%	.33%	.49%	.52%	.34%
Consumer lending	.19	.20	.22	.20	.14

(a)	Includes commercial, commercial real estate and equipment lease financing.
(b)	Includes consumer and residential mortgage.

Change in Allowance for Unfunded Loan Commitments and Letters of Credit

Three months ended - in millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Beginning balance	$121	$120	$117	$103	$103
Acquired allowance - Mercantile		17
Net change in allowance for unfunded loan commitments and letters of credit	4	(16)	3	14

Ending balance	$125	$121	$120	$117	$103

Net Unfunded Commitments In millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Net unfunded commitments	$50,680	$49,263	$44,835	$43,804	$40,904

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Nonperforming Assets (Unaudited)

Nonperforming Assets by Type

Period ended - in millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Nonaccrual loans
Commercial	$126	$121	$109	$112	$151
Commercial real estate	62	25	12	14	12
Equipment lease financing	2	2	1	14	16
Consumer	14	14	13	14	14
Residential mortgage	14	16	12	13	14

Total nonaccrual loans	218	178	147	167	207
Troubled debt restructured loan					1

Total nonperforming loans	218	178	147	167	208
Foreclosed and other assets
Equipment lease financing	12	12	12	12	12
Residential mortgage	12	11	10	9	8
Other	4	3	2	3	3

Total foreclosed and other assets	28	26	24	24	23

Total nonperforming assets (a) (b) (c)	$246	$204	$171	$191	$231

Nonperforming loans to total loans	.34%	.28%	.29%	.34%	.41%
Nonperforming assets to total loans and foreclosed assets	.38	.32	.34	.39	.46
Nonperforming assets to total assets	.20	.17	.17	.19	.24
Net charge-offs to average loans (For the three months ended)	.20	.27	.36	.37	.24
Allowance for loan and lease losses to loans	1.09	1.10	1.12	1.16	1.21
Allowance for loan and lease losses to nonperforming loans	322	388	381	339	294

(a) Excludes equity management assets carried at estimated fair value (amounts include troubled debt restructured assets of $4 million, $4 million, $4 million, $4 million, and $7 million, respectively):	$13	$15	$11	$12	$18

(b) Excludes loans held for sale carried at lower of cost or market value ($17 million at June 30, 2007 and $18 million at March 31, 2007).

(c)    Total nonperforming assets at June 30, 2007 of $246 million included $67 million related to Mercantile. Total nonperforming assets at March 31, 2007 of $204 million included $35 million related to Mercantile. Therefore, total nonperforming assets at June 30, 2007 and March 31, 2007 excluding Mercantile totaled $179 million and $169 million, respectively.

Change in Nonperforming Assets In millions	Six months ended
January 1, 2007	$171
Transferred from accrual	189
Acquisition - Mercantile	35
Asset sales	(4)
Returned to performing	(4)
Charge-offs and valuation adjustments	(51)
Principal activity including payoffs	(90)

June 30, 2007	$246

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Nonperforming Assets (Unaudited) (Continued)

Nonperforming Assets by Business

Period ended - in millions	June 30 2007	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Retail Banking
Nonperforming loans	$130	$114	$96	$85	$95
Foreclosed and other assets	10	9	10	10	9

Total	$140	$123	$106	$95	$104

Corporate & Institutional Banking
Nonperforming loans	$87	$64	$50	$81	$112
Foreclosed and other assets	13	13	13	13	13

Total	$100	$77	$63	$94	$125

Other (a)
Nonperforming loans	$1		$1	$1	$1
Foreclosed and other assets	5	$4	1	1	1

Total	$6	$4	$2	$2	$2

Consolidated Totals
Nonperforming loans	$218	$178	$147	$167	$208
Foreclosed and other assets	28	26	24	24	23

Total (b)	$246	$204	$171	$191	$231

(a)	Amounts include residential mortgages related to PNC’s A&L management function.

Largest Individual Nonperforming Assets at June 30, 2007 - in millions (b)

Ranking	Outstandings	Industry
1	$15	Wood Product Manufacturing
2	15	Real Estate
3	12	Air Transportation
4	8	Other Commercial Printing
5	7	Real Estate
6	6	Computer and Electronic Products Manufacturing
7	4	Plastics and Rubber Products Manufacturing
8	4	Food Services
9	4	Real Estate
10	4	Real Estate

Total	$79

As a percent of total nonperforming assets
	32%

(b)	Amounts shown are not net of related allowance for loan and lease losses, if applicable.

Glossary of Terms

Accounting/administration net fund assets—Net domestic and foreign fund investment assets for which we provide accounting and administration services. We do not include these assets on our Consolidated Balance Sheet.

Adjusted average total assets—Primarily comprised of total average quarterly (or annual) assets plus (less) unrealized losses (gains) on available-for-sale debt securities, less goodwill and certain other intangible assets (net of eligible deferred taxes).

Annualized—Adjusted to reflect a full year of activity.

Assets under management—Assets over which we have sole or shared investment authority for our customers/clients. We do not include these assets on our Consolidated Balance Sheet.

Basis point—One hundredth of a percentage point.

Charge-off—Process of removing a loan or portion of a loan from our balance sheet because it is considered uncollectible. We also record a charge-off when a loan is transferred to held for sale by reducing the carrying amount by the allowance for loan losses associated with such loan or if the market value is less than its carrying amount.

Common shareholders’ equity to total assets—Common shareholders’ equity divided by total assets. Common shareholders’ equity equals total shareholders’ equity less the liquidation value of preferred stock.

Credit spread—The difference in yield between debt issues of similar maturity. The excess of yield attributable to credit spread is often used as a measure of relative creditworthiness, with a reduction in the credit spread reflecting an improvement in the borrower’s perceived creditworthiness.

Custody assets—Investment assets held on behalf of clients under safekeeping arrangements. We do not include these assets on our Consolidated Balance Sheet. Investment assets held in custody at other institutions on our behalf are included in the appropriate asset categories on the Consolidated Balance Sheet as if physically held by us.

Derivatives—Financial contracts whose value is derived from publicly traded securities, interest rates, currency exchange rates or market indices. Derivatives cover a wide assortment of financial contracts, including forward contracts, futures, options and swaps.

Duration of equity—An estimate of the rate sensitivity of our economic value of equity. A negative duration of equity is associated with asset sensitivity (i.e., positioned for rising interest rates), while a positive value implies liability sensitivity (i.e., positioned for declining interest rates). For example, if the duration of equity is +1.5 years, the economic value of equity declines by 1.5% for a 100 basis point increase in interest rates.

Earning assets—Assets that generate income, which include: federal funds sold; resale agreements; other short-term investments, including trading securities; loans held for sale; loans, net of unearned income; securities; and certain other assets.

Economic capital—Represents the amount of resources that a business segment should hold to guard against potentially large losses that could cause insolvency. It is based on a measurement of economic risk, as opposed to risk as defined by regulatory bodies. The economic capital measurement process involves converting a risk distribution to the capital that is required to support the risk, consistent with our target credit rating. As such, economic risk serves as a “common currency” of risk that allows us to compare different risks on a similar basis.

Economic value of equity (“EVE”)—The present value of the expected cash flows of our existing assets less the present value of the expected cash flows of our existing liabilities, plus the present value of the net cash flows of our existing off-balance sheet positions.

Effective duration—A measurement, expressed in years, that, when multiplied by a change in interest rates, would approximate the percentage change in value of on- and off- balance sheet positions.

Efficiency—Noninterest expense divided by the sum of net interest income (GAAP basis) and noninterest income.

Funds transfer pricing—A management accounting methodology designed to recognize the net interest income effects of sources and uses of funds provided by the assets and liabilities of a business segment. We assign these balances LIBOR-based funding rates at origination that represent the interest cost for us to raise/invest funds with similar maturity and repricing structures.

Futures and forward contracts—Contracts in which the buyer agrees to purchase and the seller agrees to deliver a specific financial instrument at a predetermined price or yield. May be settled either in cash or by delivery of the underlying financial instrument.

GAAP—Accounting principles generally accepted in the United States of America.

Leverage ratio—Tier 1 risk-based capital divided by adjusted average total assets.

Net interest margin—Annualized taxable-equivalent net interest income divided by average earning assets.

Nondiscretionary assets under administration—Assets we hold for our customers/clients in a non-discretionary, custodial capacity. We do not include these assets on our Consolidated Balance Sheet.

Noninterest income to total revenue—Noninterest income divided by the sum of net interest income (GAAP basis) and noninterest income.

Nonperforming assets—Nonperforming assets include nonaccrual loans, troubled debt restructured loans, foreclosed assets and other assets. We do not accrue interest income on assets classified as nonperforming.

Nonperforming loans—Nonperforming loans include loans to commercial, commercial real estate, equipment lease financing, consumer, and residential mortgage customers as well as troubled debt restructured loans. Nonperforming loans do not include nonperforming loans held for sale or foreclosed and other assets. We do not accrue interest income on loans classified as nonperforming.

Notional amount— A number of currency units, shares, or other units specified in a derivatives contract.

Operating leverage—The period to period percentage change in total revenue (GAAP basis) less the percentage change in noninterest expense. A positive percentage indicates that revenue growth exceeded expense growth (i.e., positive operating leverage) while a negative percentage implies expense growth exceeded revenue growth (i.e., negative operating leverage).

Recovery—Cash proceeds received on a loan that we had previously charged off. We credit the amount received to the allowance for loan and lease losses.

Return on average capital—Annualized net income divided by average capital.

Return on average assets—Annualized net income divided by average assets.

Return on average common equity—Annualized net income divided by average common shareholders’ equity.

Risk-weighted assets—Primarily computed by the assignment of specific risk-weights (as defined by The Board of Governors of the Federal Reserve System) to assets and off-balance sheet instruments.

Securitization—The process of legally transforming financial assets into securities.

Tangible common equity ratio—Period-end common shareholders’ equity less goodwill and other intangible assets (net of eligible deferred taxes), and excluding mortgage servicing rights, divided by period-end assets less goodwill and other intangible assets (net of eligible deferred taxes), and excluding mortgage servicing rights.

Taxable-equivalent interest—The interest income earned on certain assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than taxable investments. To provide more meaningful comparisons of yields and margins for all interest-earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income on taxable investments. This adjustment is not permitted under GAAP on the Consolidated Income Statement.

Tier 1 risk-based capital—Tier 1 risk-based capital equals: total shareholders’ equity, plus trust preferred capital securities, plus certain minority interests that are held by others; less goodwill and certain other intangible assets (net of eligible deferred taxes), less equity investments in nonfinancial companies and less net unrealized holding losses on available-for-sale equity securities. Net unrealized holding gains on available-for-sale equity securities, net unrealized holding gains (losses) on available-for-sale debt securities and net unrealized holding gains (losses) on cash flow hedge derivatives are excluded from total shareholders’ equity for tier 1 risk-based capital purposes.

Tier 1 risk-based capital ratio—Tier 1 risk-based capital divided by period-end risk-weighted assets.

Total fund assets serviced—Total domestic and offshore fund investment assets for which we provide related processing services. We do not include these assets on our Consolidated Balance Sheet.

Total return swap—A non-traditional swap where one party agrees to pay the other the “total return” of a defined underlying asset (e.g., a loan), usually in return for receiving a stream of LIBOR-based cash flows. The total returns of the asset, including interest and any default shortfall, are passed through to the counterparty. The counterparty is therefore assuming the credit and economic risk of the underlying asset.

Total risk-based capital—Tier 1 risk-based capital plus qualifying subordinated debt and trust preferred securities, other minority interest not qualified as tier 1, and the allowance for loan and lease losses, subject to certain limitations.

Total risk-based capital ratio—Total risk-based capital divided by period-end risk-weighted assets.

Transaction deposits—The sum of money market and interest-bearing demand deposits and demand and other noninterest-bearing deposits.

Yield curve—A graph showing the relationship between the yields on financial instruments or market indices of the same credit quality with different maturities. For example, a “normal” or “positive” yield curve exists when long-term bonds have higher yields than short-term bonds. A “flat” yield curve exists when yields are the same for short-term and long-term bonds. A “steep” yield curve exists when yields on long-term bonds are significantly higher than on short-term bonds. An “inverted” or “negative” yield curve exists when short-term bonds have higher yields than long-term bonds.

Business Segment Descriptions

Retail Banking provides deposit, lending, brokerage, trust, investment management, and cash management services to approximately 2.9 million consumer and small business customers within our primary geographic area. Our customers are serviced through 1,084 offices in our branch network, the call center located in Pittsburgh and the Internet – www.pncbank.com. The branch network is located primarily in Pennsylvania; New Jersey; Washington, D.C.; Maryland; Virginia; Ohio; Kentucky and Delaware. Brokerage services are provided through PNC Investments, LLC, and J.J.B. Hilliard, W.L. Lyons, Inc. Retail Banking also serves as investment manager and trustee for employee benefit plans and charitable and endowment assets and provides nondiscretionary defined contribution plan services and investment options through its Vested Interest® product. These services are provided to individuals and corporations primarily within our primary geographic markets.

Corporate & Institutional Banking provides lending, treasury management, and capital markets-related products and services to mid-sized corporations, government entities, and selectively to large corporations. Lending products include secured and unsecured loans, letters of credit and equipment leases. Treasury management services include cash and investment management, receivables management, disbursement services, funds transfer services, information reporting, and global trade services. Capital markets-related products and services include foreign exchange, derivatives, loan syndications, mergers and acquisitions advisory and related services to middle-market companies, securities underwriting, and securities sales and trading. Corporate & Institutional Banking also provides commercial loan servicing, real estate advisory and technology solutions for the commercial real estate finance industry. Corporate & Institutional Banking provides products and services generally within our primary geographic markets, with certain products and services provided nationally.

BlackRock is one of the world’s largest publicly traded investment management firms. The firm manages assets on behalf of institutions and individuals worldwide through a variety of equity, fixed income, cash management and alternative investment products. In addition, BlackRock provides BlackRock Solutions® investment system, risk management, and financial advisory services to a growing number of institutional investors. The firm has a major presence in key global markets, including the United States, Europe, Asia, Australia and the Middle East. At June 30, 2007, PNC’s ownership interest in BlackRock was 33.6%.

PFPC is a leading full service provider of processing, technology and business solutions for the global investment industry. Securities services include custody, securities lending, and accounting and administration for funds registered under the 1940 Act and alternative investments. Investor services include transfer agency, managed accounts, subaccounting, and distribution. PFPC serviced $2.4 trillion in total assets and 70 million shareholder accounts as of June 30, 2007 both domestically and internationally through its Ireland and Luxembourg operations.

Appendix to Financial Supplement

The PNC Financial Services Group, Inc.

Adjusted Condensed Consolidated Income Statement Reconciliations (Unaudited) (a)

For the six months ended June 30, 2007

In millions	PNC As Reported	Adjustments (b)	PNC As Adjusted
Net Interest Income
Net interest income	$1,361		$1,361
Provision for credit losses	62		62

Net interest income less provision for credit losses	1,299		1,299

Noninterest Income
Asset management	355	$3	358
Other	1,611	(51)	1,560

Total noninterest income	1,966	(48)	1,918

Noninterest Expense
Compensation and benefits	1,034	(11)	1,023
Other	950	(15)	935

Total noninterest expense	1,984	(26)	1,958

Income before income taxes	1,281	(22)	1,259
Income taxes	399	(8)	391

Net income	$882	$(14)	$868

For the six months ended June 30, 2006

In millions	PNC As Reported	BlackRock/MLIM Transaction Integration Costs	BlackRock Deconsolidation and Other Adjustments	BlackRock Equity Method (c)	PNC As Adjusted
Net Interest Income
Net interest income	$1,112		$(7)		$1,105
Provision for credit losses	66				66

Net interest income less provision for credit losses	1,046		(7)		1,039

Noninterest Income
Asset management	890		(734)	$101	257
Other	1,525		(33)		1,492

Total noninterest income	2,415		(767)	101	1,749

Noninterest Expense
Compensation and benefits	1,276		(369)		907
Other	1,031	$(19)	(173)		839

Total noninterest expense	2,307	(19)	(542)		1,746

Income before minority interest and income taxes	1,154	19	(232)	101	1,042
Minority interest in income of BlackRock	41	4	(45)
Income taxes	378	7	(92)	6	299

Net income	$735	$8	$(95)	$95	$743

(a)	This adjusted condensed consolidated income statement reconciliation is provided for informational purposes only and reflects historical consolidated financial information of PNC (1) with amounts adjusted for the impact of certain specified items and (2) as if we had recorded our investment in BlackRock on the equity method for all periods presented. This reconciliation is from the reported GAAP amounts shown on page 2 of the Financial Supplement to the corresponding adjusted amounts shown on page 3 of the Financial Supplement. We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of these items on our results for these periods, in addition to providing a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact of the deconsolidation on various components of our income statement. We believe that information as adjusted for the impact of the specified items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities on those operations, as a result of the following attributes. Acquisition integration costs can vary significantly from period to period depending on whether or not we have any such transaction pending or in process and depending on the nature of the transaction. Our BlackRock LTIP shares obligation results from an agreement entered into in 2002 and predominantly reflects the market price of BlackRock stock at specified times. We have provided information adjusted for the impact of the third quarter 2006 gain on the BlackRock/MLIM transaction due to the magnitude of that transaction, and have provided information adjusted for the impact of the third quarter 2006 securities portfolio rebalancing and mortgage loan portfolio repositioning losses due to the nature of those transactions. Adjusted information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. Our 2006 Form 10-K includes additional information regarding our accounting for the BlackRock/MLIM transaction and the BlackRock LTIP shares obligation. The absence of other adjustments is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown.
(b)	Includes the impact of the following items on a pretax basis: $51 million net gain related to BlackRock LTIP and $29 million of Mercantile acquisition and BlackRock/MLIM transaction integration costs.
(c)	BlackRock investment revenue represents PNC’s approximately 69% ownership interest in earnings of BlackRock for the six months ended June 30, 2006, excluding pretax BlackRock/MLIM transaction integration costs totaling $19 million. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.

Appendix to Financial Supplement (continued)

The PNC Financial Services Group, Inc.

Adjusted Condensed Consolidated Income Statement Reconciliations (Unaudited) (a)

For the three months ended June 30, 2007

In millions	PNC As Reported	Adjustments (b)	PNC As Adjusted
Net Interest Income
Net interest income	$738		$738
Provision for credit losses	54		54

Net interest income less provision for credit losses	684		684

Noninterest Income
Asset management	190	$1	191
Other	785	1	786

Total noninterest income	975	2	977

Noninterest Expense
Compensation and benefits	544	(9)	535
Other	496	(6)	490

Total noninterest expense	1,040	(15)	1,025

Income before income taxes	619	17	636
Income taxes	196	6	202

Net income	$423	$11	$434

For the three months ended March 31, 2007

In millions	PNC As Reported	Adjustments (c)	PNC As Adjusted
Net Interest Income
Net interest income	$623		$623
Provision for credit losses	8		8

Net interest income less provision for credit losses	615		615

Noninterest Income
Asset management	165	$2	167
Other	826	(52)	774

Total noninterest income	991	(50)	941

Noninterest Expense
Compensation and benefits	490	(2)	488
Other	454	(9)	445

Total noninterest expense	944	(11)	933

Income before income taxes	662	(39)	623
Income taxes	203	(14)	189

Net income	$459	$(25)	$434

(a)	See note (a) on page A1.
(b)	Includes the impact of the following items on a pretax basis: $16 million of Mercantile acquisition and BlackRock/MLIM transaction integration costs and $1 million net loss related to BlackRock LTIP.
(c)	Includes the impact of the following items on a pretax basis: $52 million net gain related to BlackRock LTIP and $13 million of Mercantile acquisition and BlackRock/MLIM transaction integration costs.

Appendix to Financial Supplement (continued)

The PNC Financial Services Group, Inc.

Adjusted Condensed Consolidated Income Statement Reconciliations (Unaudited) (a)

For the three months ended December 31, 2006

In millions	PNC As Reported	Adjustments (b)	PNC As Adjusted
Net Interest Income
Net interest income	$566		$566
Provision for credit losses	42		42

Net interest income less provision for credit losses	524		524

Noninterest Income
Asset management	149	$10	159
Other	820	12	832

Total noninterest income	969	22	991

Noninterest Expense
Compensation and benefits	497		497
Other	472		472

Total noninterest expense	969		969

Income before income taxes	524	22	546
Income taxes	148	7	155

Net income	$376	$15	$391

For the three months ended September 30, 2006

In millions	PNC As Reported	Adjustments (c)	BlackRock Deconsolidation and Other Adjustments	BlackRock Equity Method (d)	PNC As Adjusted
Net Interest Income
Net interest income	$567		$(3)		$564
Provision for credit losses	16				16

Net interest income less provision for credit losses	551		(3)		548

Noninterest Income

Asset management	381		(302)	$43	122

Other	2,562	$(1,834)	(18)		710

Total noninterest income	2,943	(1,834)	(320)	43	832

Noninterest Expense
Compensation and benefits	659	(44)	(154)		461
Other	508	(28)	(69)		411

Total noninterest expense	1,167	(72)	(223)		872

Income before minority interest and income taxes	2,327	(1,762)	(100)	43	508
Minority interest in income of BlackRock	6	14	(20)
Income taxes	837	(672)	(38)	1	128

Net income	$1,484	$(1,104)	$(42)	$42	$380

(a)	See note (a) on page A1.
(b)	Includes the impact of the following items on a pretax basis: $12 million net loss related to BlackRock LTIP and $10 million of BlackRock/MLIM transaction integration costs.
(c)	Includes the impact of the following items, all on a pretax basis: $2,078 million gain on BlackRock/MLIM transaction, $196 million securities portfolio rebalancing loss, $72 million of BlackRock/MLIM transaction integration costs, and $48 million mortgage loan portfolio repositioning loss.
(d)	BlackRock investment revenue represents PNC’s approximately 69% ownership interest in earnings of BlackRock for the third quarter of 2006, excluding pretax BlackRock/MLIM transaction integration costs totaling $72 million. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.

Appendix to Financial Supplement (continued)

The PNC Financial Services Group, Inc.

Adjusted Condensed Consolidated Income Statement Reconciliation (Unaudited) (a)

For the three months ended June 30, 2006
In millions	PNC As Reported	BlackRock/MLIM Transaction Integration Costs	BlackRock Deconsolidation and Other Adjustments	BlackRock Equity Method (b)	PNC As Adjusted
Net Interest Income
Net interest income	$556		$(4)		$552
Provision for credit losses	44				44

Net interest income less provision for credit losses	512		(4)		508

Noninterest Income
Asset management	429		(349)	$49	129
Other	801		(12)		789

Total noninterest income	1,230		(361)	49	918

Noninterest Expense
Compensation and benefits	634	$3	(180)		457
Other	511	(16)	(71)		424

Total noninterest expense	1,145	(13)	(251)		881

Income before minority interest and income taxes	597	13	(114)	49	545
Minority interest in income of BlackRock	19	3	(22)
Income taxes	197	5	(46)	3	159

Net income	$381	$5	$(46)	$46	$386

(a)	See note (a) on page A1.
(b)	BlackRock investment revenue represents PNC’s approximately 69% ownership interest in earnings of BlackRock for second quarter of 2006, excluding pretax BlackRock/MLIM transaction integration costs totaling $13 million. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.

The PNC Financial Services Group, Inc. Second Quarter 2007 Earnings Conference Call July 19, 2007

This presentation contains forward-looking statements regarding our outlook or expectations relating to PNC’s future business, operations, financial condition, financial performance and asset quality.  Forward-looking statements are necessarily subject to numerous assumptions, risks and uncertainties, which change over time.
The forward-looking statements in this presentation are qualified by the factors affecting forward-looking statements identified in the more detailed
Cautionary Statement included in the Appendix, which is included in the version of the presentation materials posted on our corporate website at
www.pnc.com/investorevents. We provide greater detail regarding these factors in our 2006 Form 10-K, including in the Risk Factors and Risk
Management sections, and in our first quarter 2007 Form 10-Q and other SEC reports (accessible on the SEC’s website at www.sec.gov and on or through our corporate website).
Future events or circumstances may change our outlook or expectations and may also affect the nature of the assumptions, risks and uncertainties to which our forward-looking statements are subject.  The forward-looking statements in this presentation speak only as of the date of this presentation.
We do not assume any duty and do not undertake to update those statements.
In this presentation, we will sometimes refer to adjusted results to help illustrate (1) the impact of BlackRock deconsolidation near the end of third quarter 2006 and the application of the equity method of accounting for our equity investment in BlackRock and (2) the impact of certain specified items, including 2006 BlackRock/MLIM transaction gain, 2006 cost of securities and mortgage portfolio repositionings, 2006 and 2007
BlackRock/MLIM transaction and Mercantile Bankshares acquisition integration costs, and 2006 and 2007 gains/losses related to our BlackRock
LTIP shares obligation. We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of these items on our results for the periods presented, in addition to providing a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact of deconsolidation on various components of our income statement.  We believe that information as adjusted for the impact of the specified items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities on those operations. While we have not provided other adjustments for the periods discussed, this is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to those shown.  In certain discussions, we also provide revenue information on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments.  We believe this adjustment may be useful when comparing yields and margins for all earning assets.
This presentation may also include a discussion of other non-GAAP financial measures, which, to the extent not so qualified therein or in the
Appendix, is qualified by GAAP reconciliation information available on our corporate website at www.pnc.com under “About PNC – Investor
Relations.”
Cautionary Statement Regarding Forward-Looking
Information and Adjusted Information

Primary businesses met or exceeded expectations
Reported earnings of $1.22 per diluted share
First half 2007 earnings up 20% versus first half
2006
Asset quality remained excellent
Mercantile integration on track
2007 Second Quarter Highlights
Executing on Our Strategies

Key Take-Aways
Performance Summary
Adjusted earnings* of $1.25 per diluted share
Strong core performance by primary businesses partially
offset by weak private equity and trading; cross-border
lease impact
Continued to create positive operating leverage
Well positioned from a risk perspective
Continuation of share repurchase program in 2007
*Adjusted earnings exclude integration costs and are reconciled to GAAP earnings in the Appendix.

10%
30%
13%
15%
Growing Higher Quality Revenue
Streams
Noninterest
Income
$1.75 Billion
61%
Six months ended June 30, As Adjusted*
Deposit NII
$653 Million
23%
Loan NII
$465 Million
16%
Noninterest
Income
$1.9 Billion
58%
Deposit NII
$849 Million
26%
Loan NII
$526 Million
16%
Total Revenue Growth
*  Adjusted amounts are reconciled to GAAP in the Appendix
**Unadjusted growth: total revenue (6%), noninterest income (19%), deposit net interest income 30%, loan net interest income 11%
% Change vs 2006**
2007
2006
Revenue Mix

$0
$1
$2
$3
$4
$5
$6
$7
2004 2005 2006
Revenue
9%
Creating Positive Operating Leverage
Growing Revenues Faster Than Expenses
$ billions
Compound Annual
Growth Rate
(2004 – 2006)
Adjusted Revenue
(Taxable-equivalent) - $5.6 billion, $6.4 billion, $8.6 billion as reported for 2004, 2005, 2006, respectively
Adjusted Noninterest Expense -
$3.7 billion, $4.3 billion, $4.4 billion as reported for 2004, 2005, 2006, respectively
Adjusted Net Income -
$1.2 billion, $1.3 billion, $2.6 billion as reported for 2004, 2005, 2006, respectively
Net Income
12%
$1.2
$1.3
$1.5
Expense
7%
Revenue                +15%
Expense                  +12%
Net Income            +17%
Trend Continues*
* As reported: revenue (6%), expense (14%), net income 20%.  Adjusted numbers and taxable-equivalent revenue are reconciled to GAAP in the Appendix.
Six months ended June 30, as adjusted
2007 vs 2006

Maintaining Moderate Risk Profile
Credit Risk Profile
- Excellent credit quality
- Credit decisions driven by risk-adjusted returns
- Minimal sub-prime exposure
Interest Rate Risk
- Total return philosophy
- Sophisticated risk management skills
- Well-positioned balance sheet

We make statements in this presentation, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made.
We do not assume any duty and do not undertake to update our forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.
Our forward-looking statements are subject to the following principal risks and uncertainties.  We provide greater detail regarding some of these factors in our Form 10-K for the year ended December 31, 2006, including in the Risk Factors and Risk Management sections of that report, and in our first quarter 2007 Form 10-Q and other SEC reports.  Our forward-
looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this presentation or in our filings with the SEC, accessible on the SEC’s website at www.sec.gov and on or through our corporatewebsite at www.pnc.com under “About PNC – Investor Relations – Financial Information.”
• Our business and operating results are affected by business and economic conditions generally or specifically in the principal markets in which we do business.  We are affected by changes in our customers’ and counterparties’ financial performance, as well as changes in customer preferences and behavior, including as a result of changing business and economic conditions.
• The value of our assets and liabilities, as well as our overall financial performance, is also affected by changes in interest rates or in valuations in the debt and equity markets.
Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates, can affect our activities and financial results.
• Our operating results are affected by our liability to provide shares of BlackRock common stock to help fund BlackRock long-term incentive plan (“LTIP”) programs, as our LTIP liability is adjusted quarterly (“marked-to-market”) based on changes in BlackRock’s common stock price and the number of remaining committed shares, and we recognize gain or loss on such shares at such times as shares are transferred for payouts under the LTIP programs.
• Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.
• Our ability to implement our business initiatives and strategies could affect our financial performance over the next several years.
• Our ability to grow successfully through acquisitions is impacted by a number of risks and uncertainties related both to the acquisition transactions themselves and to the integration of the acquired businesses into PNC after closing.  These uncertainties are present with respect to our pending acquisitions of Sterling Financial Corporation
(“Sterling”) and Yardville National Bancorp (“Yardville”), and continue to be present with respect to the integration of Mercantile Bankshares Corporation.
• Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding.
These legal and regulatory developments could include:  (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries;  (b) increased litigation risk from recent regulatory and other governmental developments;  (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, and the protection of confidential customer information;  and (e) changes in accounting policies and principles.
• Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.
• Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.
Cautionary Statement Regarding
Forward-Looking Information

• The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can impact our business and operating results.
• Our business and operating results can also be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and financial and capital markets generally or on us or on our customers, suppliers or other counterparties specifically.
• Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our equity interest in BlackRock,
Inc. are discussed in more detail in BlackRock’s 2006 Form 10-K, including in the Risk Factors section, and in BlackRock’s other filings with the SEC, accessible on the SEC’s website and on or through BlackRock’s website at
www.blackrock.com.
We grow our business from time to time by acquiring other financial services companies, including the pending Sterling and Yardville acquisitions.  Acquisitions in general present us with risks other than those presented by the nature of the business acquired.  In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected.  In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs arising as a result of those issues.  Post-closing acquisition risk continues to apply to Mercantile as we complete the integration.
Any annualized, proforma, estimated, third party or consensus numbers in this presentation are used for illustrative or comparative purposes only and may not reflect actual results.  Any consensus earnings estimates are calculated based on the earnings projections made by analysts who cover that company. The analysts’ opinions, estimates or forecasts (and therefore the consensus earnings estimates) are theirs alone, are not those of PNC or its management, and may not reflect PNC’s, Yardville’s or other company’s actual or anticipated results.
Cautionary Statement Regarding
Forward-Looking Information (continued)

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States
Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY
STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION
WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206.  Documents filed with the SEC by Sterling Financial
Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder
Relations at (877) 248-6420.
The directors, executive officers, and certain other members of management and employees of Sterling
Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation.  Information about the directors and executive officers of
Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007.  Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Additional Information About The PNC/Sterling
Financial Corporation Transaction

The PNC Financial Services Group, Inc. (“PNC”) and Yardville National Bancorp (“Yardville”) have filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4
that includes a preliminary version of a proxy statement of Yardville that also constitutes a preliminary prospectus of PNC.  The S-4 has not yet become effective.  The parties will file other relevant documents concerning the proposed transaction with the SEC. Following the S-4 being declared effective by the SEC,
Yardville intends to mail the final proxy statement to its shareholders.  Such final documents, however, are not currently available.  WE URGE INVESTORS TO READ THE FINAL PROXY STATEMENT/PROSPECTUS
AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR
INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, IF AND WHEN THEY BECOME
AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors may obtain these documents, if and when they become available, free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206.  Documents filed with the SEC by Yardville will be available free of charge from Yardville by contacting Howard N. Hall, Assistant Treasurer's Office, 2465
Kuser Road, Hamilton, NJ 08690 or by calling (609) 631-6223.
The directors, executive officers, and certain other members of management and employees of Yardville are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville.
Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form
10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.
Additional Information About The
PNC/Yardville National Bancorp Transaction

Non-GAAP to GAAP Reconcilement

Appendix

Earnings Summary

THREE MONTHS ENDED *In millions, except per share data*	June 30, 2007 Pretax Adjustments	Net Income	Diluted EPS Impact	March 31, 2007 Pretax Adjustments	Net Income	Diluted EPS Impact	June 30, 2006 Pretax Adjustments	Net Income	Diluted EPS Impact
Net income, as reported		$423	$1.22		$459	$1.46		$381	$1.28
Adjustments:									
BlackRock LTIP (a)	$1			$(52)	(33)	(.11)			
Integration costs (b)	16	11	.03	13	8	.03	$13	5	.02
Net income, as adjusted		$434	$1.25		$434	$1.38		$386	$1.30

SIX MONTHS ENDED *In millions, except per share data*	June 30, 2007 Pretax Adjustments	Net Income	Diluted EPS Impact	June 30, 2006 Pretax Adjustments	Net Income	Diluted EPS Impact
Net income, as reported		$882	$2.67		$735	$2.47
Adjustments:						
BlackRock LTIP (a)	$(51)	(33)	(.11)			
Integration costs (b)	29	19	.07	$19	8	.03
Net income, as adjusted		$868	$2.63		$743	$2.50

(a) Includes the impact of the gain recognized in connection with PNC's transfer of BlackRock shares to satisfy a portion of our 2002 LTIP shares obligation and the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation, as applicable.

(b) Amounts for 2007 include both Mercantile acquisition and BlackRock/MLIM transaction integration costs. BlackRock/MLIM transaction integration costs recognized by PNC in 2007 were included in noninterest income as a negative component of the "Asset management" line item, which includes the impact of our equity earnings from our investment in BlackRock. The second quarter of 2006 BlackRock/MLIM transaction integration costs were included in noninterest expense.

PNC

Non-GAAP to GAAP Reconcilement

Appendix

Income Statement Summary – For the Six Months Ended June 30

SIX MONTHS ENDED	June 30, 2007			June 30, 2006				
In millions	As Reported	Adjustments	As Adjusted (a)	As Reported	Adjustments	As Adjusted (b)	% Change As Adjusted	% Change As Reported
Net interest income	$1,361		$1,361	$1,112	$(7)	$1,105		
Taxable-equivalent adjustment	14		14	13		13		
Net interest income, taxable-equivalent basis	1,375		1,375	1,125	(7)	1,118		
Net interest income:								
Loans	526		526	472		465	13%	11%
Deposits	849		849	653		653	30%	30%
Noninterest Income	1,966	(48)	1,918	2,415	(666)	1,749	10%	(19%)
Total revenue, taxable equivalent basis	3,341		3,293	3,540		2,867	15%	(6%)
Loan net interest income as a % of total revenue, TE			16.0%			16.2%		
Deposit net interest income as a % of total revenue, TE			25.8%			22.8%		
Noninterest income as a % of total revenue, TE			58.2%			61.0%		
Provision for credit losses	62		62	66		66		
Noninterest income	1,966	$(48)	1,918	2,415	(666)	1,749		
Noninterest expense	1,984	(26)	1,958	2,307	(561)	1,746	12%	
Income before minority interest and income taxes	1,281	(22)	1,259	1,154	(112)	1,042		
Minority interest in income of BlackRock				41	(41)			
Income taxes	399	(8)	391	378	(79)	299		
Net income	$882	($14)	$868	$735	$8	$743	17%	

(a) Amounts adjusted to exclude the impact of the following pretax items: (1) the net mark-to-market adjustment charge totaling $1 million for the second quarter and a net effect of $51 million (consisting of the gain recognized in connection with our first quarter shares transfer net of the mark-to-market adjustment charge for both quarters) for the first six months of 2007 on our BlackRock LTIP shares obligation, and (2) Mercantile acquisition and BlackRock/MLIM transaction integration costs totaling $16 million for the second quarter and $29 million for the first six months of 2007.

(b) Amounts adjusted as if we had recorded our investment in BlackRock on the equity method and to exclude PNC's portion of BlackRock/MLIM transaction integration costs of $13 million and $19 million before taxes for the second quarter and first six months of 2006, respectively.

Operating Leverage, as reported	8%
Pretax impact of adjustments	(5%)
Operating Leverage, as adjusted	3%

SIX MONTHS ENDED	June 30, 2007			June 30, 2006				
	As Reported	Adjustments	As Adjusted (a)	As Reported	Adjustments	As Adjusted (b)	% Change As Adjusted	% Change As Reported
Noninterest expense	1,984	(26)	1,958	2,307	(561)	1,746	12%	(14%)
Noninterest expense, excluding Mercantile expense of $156 million	1,828	(26)	1,802	2,307	(561)	1,746	3%	

PNC

Non-GAAP to GAAP Reconcilement

Appendix

Income Statement Summary – 2004 to 2006

For the year ended December 31, 2006 *In millions*	PNC As Reported	Adjustments (a)	BlackRock Deconsolidation and Other Adjustments	BlackRock Equity Method	PNC As Adjusted
Net interest income	$2,245		$(10)		$2,235
Provision for credit losses	124				124
Noninterest income	6,327	$(1,812)	(1,087)	$144	3,572
Noninterest expense	4,443	(91)	(765)		3,587
Income before minority interest and income taxes	4,005	(1,721)	(332)	144	2,096
Minority interest in income of BlackRock	47	18	(65)		
Income taxes	1,363	(658)	(130)	7	582
Net income	$2,595	$(1,081)	$(137)	$137	$1,514

For the year ended December 31, 2005 *In millions*	PNC As Reported	BlackRock Deconsolidation and Other Adjustments	BlackRock Equity Method	PNC As Adjusted
Net interest income	$2,154	$(12)		$2,142
Provision for credit losses	21			21
Noninterest income	4,173	(1,214)	$163	3,122
Noninterest expense	4,306	(853)		3,453
Income before minority interest and income taxes	2,000	(373)	163	1,790
Minority interest in income of BlackRock	71	(71)		
Income taxes	604	(150)	11	465
Net income	$1,325	$(152)	$152	$1,325

Non-GAAP to GAAP
Reconcilement
Appendix
Income Statement Summary – 2004 to 2006 (continued)
For the year ended December 31, 2004 BlackRock
PNC Deconsolidation and BlackRock PNC
In millions As Reported Other Adjustments Equity Method As Adjusted
Net interest income $1,969 $(14) $1,955
Provision for credit losses 52 52
Noninterest income 3,572 (745) $101 2,928
Noninterest expense 3,712 (564) 3,148
Income before minority interest and income taxes 1,777 (195) 101 1,683
Minority interest in income of BlackRock 42 (42)
Income taxes 538 (59) 7 486
   Net income $1,197 $(94) $94 $1,197
In millions 2004 2005 2006 CAGR
Adjusted net interest income $1,955 $2,142 $2,235
Adjusted noninterest income 2,928 3,122 3,572
Taxable-equivalent adjustment 20 33 25
Adjusted total revenue 4,903 5,297 5,832
9%
Adjusted noninterest expense 3,148 3,453 3,587
7%
Adjusted net income $1,197 $1,325 $1,514
12%
In millions 2004 2005 2006 CAGR
Net interest income, as reported $1,969 $2,154 $2,245
Noninterest income, as reported 3,572 4,173 6,327
Taxable-equivalent adjustment 20 33 25
Total revenue, taxable equivalent basis 5,561 6,360 8,597
24%
Noninterest expense, as reported 3,712 4,306 4,443
9%
Net income, as reported $1,197 $1,325 $2,595
47%